UWM Holdings Corporation

585 South Boulevard E

Pontiac, Michigan 48341

November 19, 2021

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, DC 20549

Attention:	Mr. Eric Envall

Re:	UWM Holdings Corporation

Amendment No. 1 to Form S-1

Registration Statement

File No. 333-26116

Dear Mr. Envall:

UWM Holdings Corporation (the “Company”) hereby requests acceleration of the effective date of the above-referenced Registration Statement so that it may become effective at 12:00 p.m. Eastern Time on November 23, 2021, or as soon as practicable thereafter, unless the Company notifies you otherwise prior to such time.

Once the Registration Statement has been declared effective, please contact our counsel, Kara MacCullough of Greenberg Traurig, P.A., at (954) 768-8255 to orally confirm that event or if you have any questions or require additional information regarding this matter.

[Signature Page Follows]

Very truly yours,

UWM Holdings Corporation

By:	/s/ Tim Forrester
Name:	Tim Forrester
Title:	Chief Financial Officer

cc:	Kara MacCullough, Esq.

Greenberg Traurig, P.A.

[Signature Page to Acceleration Request Letter]